FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




COLT Telecom Group plc announces results for the quarter and year ended 31 December 2005 and its intention to raise GBP300m of new equity


COLT Telecom Group plc (COLT), a leading European provider of business communications, today reported increased revenue, margins and EBITDA(1) for 2005 as well as positive free cash flow(2) for the full year.

As part of our 2005 year end accounts and recognising the current state of the European telecoms market, COLT has made a GBP247.2m impairment charge so that the carrying value of its assets more closely reflects the present reality of doing business in the telecoms sector.

COLT today also announced a substantial programme to strengthen the foundations of its corporate structure with its intention to create a new holding company for the group based in mainland Europe and for the company to raise GBP300m
(or its currency equivalent) of new equity. COLT also intends to suspend its US registration and cancel its NASDAQ listing. The new holding company for COLT will retain a listing on the London Stock Exchange.

FINANCIAL RESULTS

Overview of the year

  - Revenue increased by 2.2% to GBP1,245.5m. On a constant currency basis, revenue increased by 1.6% and by 4.0% after also excluding reductions in fixed to mobile prices
  - Non-switched revenues grew by 4.5% to GBP489.7m
  - Gross margin before depreciation increased by 1.4% to 34.6%
  - EBITDA increased by 11% to GBP173.4m
  - Exceptional impairment charge of GBP247.2m
  - Loss before taxation and exceptional items decreased by 19.3% to GBP88.7m
  - Net capital expenditure was GBP124.9m compared with GBP124.7m
  - Free cash flow improved by GBP16.5m to an inflow of GBP7.0m
  - India headcount increased by 344 to 545 employees

Fourth quarter highlights

Compared with Q4 2004:
  - Revenue increased by 0.5% to GBP309.9m. On a constant currency basis, revenue increased by 2.4% and by 4.8% after also excluding reductions in fixed to mobile prices
  - Non-switched revenues grew by 2.7% to GBP123.8m
  - Gross margin before depreciation increased by 2.1% to 36.3%
  - EBITDA improved by GBP14.2m to GBP49.6m

Compared with Q3 2005:
  - Revenue decreased by 0.6% to GBP309.9m. On a constant currency basis, revenue decreased by 0.2% but increased by 0.5% after also excluding reductions in fixed to mobile prices
  - Non-switched revenues grew by 0.4% to GBP123.8m
  - Gross margin before depreciation increased by 1.7% to 36.3%
  - EBITDA increased by GBP3.7m to GBP49.6m
  - Free cash inflow of GBP7.3m, compared with GBP25.3m.

The Company's financial position continues to be strong, with cash and cash equivalents of GBP225.3m at the end of the quarter.

(1) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt
(2) Free cash flow is net cash generated from operating activities less net cash used in investing activities and net interest paid

Impairment

COLT reviews its assets each year to make sure that their historic book value matches their value in use to the business. As a result, in 2005, COLT made a GBP247.2m impairment charge so that the carrying value of its assets more closely reflects the present reality of doing business in the telecoms sector. There is no cash or tax cost to COLT or its shareholders from this charge and COLT's projections of its underlying future cash flows are broadly consistent with current market expectations.

CORPORATE STRUCTURE

COLT today also announced a substantial programme to strengthen the foundations of its corporate structure with its intention to create a new holding company for the group based in mainland Europe and for the company to raise GBP300m
(or its currency equivalent) of new equity. COLT also intends to suspend its US registration and cancel its NASDAQ listing.

Domicile

Over the years COLT's business has transformed from a UK-centric business to a truly pan-European and multi national business. Today, with over 80% of its business and 90% of its network assets in mainland Europe and an opportunity to materially reduce its costs by a change of domicile, COLT has concluded that its business would be better served with a holding company domiciled in mainland Europe.

COLT intends to retain its London listing as its sole listing and there will be no change to the level of disclosure to, or communication with, shareholders. There will be no change to the composition of the board of directors as a result of this new holding company. COLT will also consider changing its reporting currency to the Euro.

The change of domicile will be effected through a scheme of arrangement under which COLT will become a wholly owned subsidiary of a new group holding company. All COLT shareholders will have all of their shares in COLT exchanged for shares in the new holding company. Shareholders, including Fidelity, will be asked to approve the scheme of arrangement during the first half of 2006.

Refinancing

With COLT's three outstanding bond issues maturing in 2007, 2008 and 2009 respectively, it is proposed that the proposed new holding company will make an open offer of equity during the first half of 2006 to raise GBP300m solely to fund the redemption of some of these maturing bonds. By issuing new equity, COLT will further reduce its interest costs and strengthen its balance sheet, reducing net debt to less than GBP100m.

A combined proposal will be sent to shareholders covering both the change of domicile and the offer of new equity. The new shares to be offered by the proposed new group holding company will be priced at the prevailing market price for COLT shares and will be offered to COLT shareholders on a pre-emptive basis. Fidelity has indicated to the Board that it would be prepared to subscribe on a stand-by basis for any shares offered not subscribed by other eligible COLT shareholders, subject to Board approvals from Fidelity and there being no material change in circumstances.

US Registration and listing

With a business strategy focused on Europe, COLT has decided to cancel its NASDAQ listing and associated ADR programme and to suspend its SEC registration. COLT considers that the financial burden of parallel regulatory compliance and other costs of its US registration and listing outweigh the benefits conferred. Other than Fidelity, COLT's US shareholders own approximately 2% of COLT's equity.

In order to suspend its SEC registration COLT must ensure that there are fewer than 300 US holders of its ADRs and ordinary shares. COLT will therefore propose a change of its articles to give it the power to require sufficient US shareholders to sell their shares in order to achieve this objective. In addition a scheme of arrangement will be proposed to cancel COLT's small number of outstanding warrants in return for an issue of shares. Circulars to convene the necessary meetings of shareholders and warrant holders will be despatched shortly. COLT will begin the process of requiring relevant US shareholders to sell their shares once these proposals have been adopted. COLT expects to have completed this process within the first half of 2006.

COLT Chairman Barry Bateman said: "2005 was, in many ways, a better year than the results show. Although revenue growth was not as fast as expected, reflecting general pricing pressure, slow introduction of new products and a disappointing reduction of churn, we made substantial progress in controlling costs, improving productivity, streamlining business processes and transitioning work to India. COLT not only grew EBITDA but also passed a key financial milestone during the year by becoming free cash flow positive on a sustainable annual basis. As we move forward in 2006, we will continue to work hard to deliver improved revenues and further reduce cost.

"Following the progress made on the operational front, we are announcing today a series of substantial initiatives to strengthen the foundations for COLT's future growth by raising new long-term capital of GBP300m and creating a more appropriate corporate structure. With an improved financial performance in 2005 and these corporate structure initiatives, COLT is not only well on track to become one of the first alternative operators in Europe to deliver true profitability but is increasingly developing the characteristics needed to become a strong telecommunications provider for business customers across Europe."

Commenting on the results for the quarter, Jean-Yves Charlier, Chief Executive, said: "During this quarter, we delivered our highest ever level of EBITDA in the history of COLT and turned cash flow positive for the year as a whole. Our underlying progress is reflected in five straight quarters of growing EBITDA and by COLT becoming free cash flow positive on a sustainable annual basis.

"Whilst we continue to accelerate the growth of our non-switched revenues, our overall revenues in the quarter fell short of our expectations with market pressures offsetting the underlying improvement. Nonetheless, we are confident that all the initiatives are in place to accelerate the growth rates of COLT in spite of the difficult market conditions. In Q4, in addition to winning our largest ever contract, worth over EUR80m with AOK in Germany, we also won six other EUR1m-plus contracts. In November we launched COLT Total, our new DSL-based converged voice/data product for the midsize corporate market, and have already signed several hundred new customers across Europe.

"During the quarter, we also won the Metro Ethernet Forum "European Service Provider, Best in Business" award demonstrating our leadership position in the emerging Ethernet services marketplace in Europe and announced in the past few days an enhancement to our VoIP service with a strategic partnership with Avaya.

"With these sales and marketing initiatives in place, continued focus to improve our cost base and productivity, and our programme to strengthen the foundations of our corporate structure, COLT enters 2006 with a stronger business than ever."

Financial Review

Results for the quarter are reported under International Financial Reporting Standards (IFRS). Results for comparative periods have been restated to conform to IFRS.

Total revenue

Revenue for the quarter was GBP309.9m (Q3 2005: GBP311.8m; Q4 2004: GBP308.3m) a decrease of 0.2% over the third quarter of 2005 and an increase of 2.4% over the fourth quarter of 2004 on a constant currency basis. Excluding the impact of reductions in fixed to mobile prices, constant currency revenue increased by 0.5% over the third quarter of 2005 and 4.8% over the fourth quarter of 2004. Non-switched revenue as a percentage of total revenue was 39.9% (Q3 2005: 39.5%; Q4 2004: 39.1%).

Revenue for the year was GBP1,245.5m (2004: GBP1,218.6m), an increase of 1.6% on a constant currency basis. Excluding the impact of reductions in fixed to mobile prices, constant currency revenue increased by 4.0%. Non-switched revenue as a percentage of total revenue increased to 39.3% (2004: 38.4%).

Switched revenue

Switched  revenue  for the  quarter  decreased  by 1.1% to  GBP185.9m  (Q3 2005:
GBP188.0m)  and  decreased  by 0.7% over the  fourth  quarter  of 2004 (Q4 2004:
GBP187.2m). Within switched revenue the proportion of carrier was 34.6% (Q3 2005: 35.3%; Q4 2004: 34.1%). Switched revenue from corporate customers decreased by 0.4% to GBP79.0m (Q3 2005: GBP79.3m) and decreased by 7.3% over the fourth quarter of 2004 (Q4 2004: GBP85.2m). Switched revenue from wholesale customers decreased by 1.7% to GBP 106.9m (Q3 2005: GBP108.7m) and increased by 4.8% over the fourth quarter of 2004 (Q4 2004: GBP102.0m).

Switched revenue for the year increased by 1.0% to GBP754.5m (2004: GBP747.1m). Within switched revenue the proportion of carrier was 34.7% (2004: 35.4%). Switched revenue from corporate customers decreased by 3.1% to GBP325.6m (2004:
GBP 336.1m). Switched revenue from wholesale customers increased by 4.4% to GBP428.9m (2004: GBP411.0m).

Non-switched revenue

Non-switched  revenue for the quarter  increased by 0.4% to GBP123.8m  (Q3 2005:
GBP123.3m)  and  increased  by 2.7% over the  fourth  quarter  of 2004 (Q4 2004:
GBP120.6 m). Non-switched revenue from corporate customers decreased by 1.2% to GBP98.4m (Q3 2005: GBP99.6m) and increased by 4.1% over the fourth quarter of 2004 (Q4 2004: GBP94.5m). Non-switched revenue from wholesale customers increased by 7.1% to GBP25.4m (Q3 2005: GBP23.7m) and decreased by 2.7% over the fourth quarter of 2004 (Q4 2004: GBP26.1m).

Non-switched  revenue  for  the  year  increased  by 4.5%  to  GBP489.7m  (2004:
GBP468.5m). Non-switched revenue from corporate customers increased by 7.6% to GBP390.7m (2004: GBP363.0m). Non-switched revenue from wholesale customers decreased by 6.2% to GBP99.0m (2004: GBP105.5m).

Cost of sales

Cost of sales before exceptional items for the quarter decreased by 1.9% to GBP247.2m (Q3 2005: GBP251.9m) and decreased by 3.3% over the fourth quarter of 2004 (Q4 2004: GBP255.6m). Interconnect and network costs decreased by 3.2% to GBP197.4m (Q3 2005: GBP204.0m) and decreased by 2.7% over the fourth quarter of 2004 (Q4 2004: GBP202.8m).

Network depreciation before exceptional items increased by 4.0% to GBP49.8m (Q3 2005: GBP47.9m) and decreased by 5.7% over the fourth quarter of 2004 (Q4 2004:
GBP52.8m).

Cost of sales before exceptional items for the year increased by 0.4% to GBP 1,009.4m (2004: GBP1,005.7m). Interconnection and network costs increased by 0.1% to GBP814.2m (2004: GBP813.7m). Network depreciation before exceptional items increased by 1.7% to GBP195.2m (2004: GBP192.0m).

Operating expenses

Operating expenses before exceptional items for the quarter increased by 3.6% to GBP72.1m (Q3 2005: GBP69.6m) and decreased by 7.6% over the fourth quarter of 2004 (Q4 2004: GBP78.0m). Selling, general and administrative (SG&A) expenses increased by 1.6% to GBP62.9m (Q3 2005: GBP61.9m) and decreased by 10.3% over the fourth quarter of 2004 (Q4 2004: GBP70.1m). SG&A expenses as a proportion of revenue were 20.3% (Q3 2005: 19.9%; Q4 2004: 22.7%). Other depreciation before exceptional items increased by GBP1.5m to GBP9.2m (Q3 2005: GBP7.7m) and increased by GBP1.3m over the fourth quarter of 2004 (Q4 2004: GBP7.9m).

Operating expenses before exceptional items for the year increased by 4.7% to GBP 290.2m (2004: GBP277.2m). SG&A expenses increased by 3.7% to
GBP257.9m (2004: GBP248.7 m). SG&A expenses as a proportion of revenue were 20.7% (2004: 20.4%). Other depreciation before exceptional items increased by GBP3.8m to GBP32.3m (2004: GBP28.5 m).

Exceptional items - Impairment

During 2005, in accordance with IAS 36 "Impairment of Assets", we reviewed the book value of our fixed asset base against the future cash flows that we expect those assets to earn. We have therefore determined that an impairment charge of GBP247.2m is required.

The impairment charge has been shown as an exceptional item in the income statement, allocated between network depreciation (GBP229.7m) and other depreciation (GBP17.5m). The charge has arisen across COLT, with a charge of GBPnil in Germany, GBP99.9m in Strategic Markets, GBP46.8m in the UK and GBP100.5m in France.

The impairment charge was arrived at by looking at each operating country as a separate cash generating unit. The recoverable value of each country's net assets, which is also considered to be its value in use, was computed as the present value of forecast future pre tax cash flows discounted at 13.7%. This discount rate is consistent with the rate which we used in our last impairment review. The impairment charge is the difference between the recoverable value and the book value of the assets in each country.

Interest receivable, interest payable and similar charges

Interest receivable for the quarter decreased by GBP0.4m to GBP2.5m (Q3 2005:
GBP2.9m) and decreased by GBP1.8m over the fourth quarter of 2004 (Q4 2004:
GBP4.3m). Interest payable and similar charges decreased by GBP1.3m to GBP10.4m (Q3 2005: GBP11.7m) and decreased by GBP4.9m over the fourth quarter of 2004 (Q4 2004: GBP15.3m). These decreases are due to the reduction in cash and cash equivalents and debt levels following the redemption of some of the Company's outstanding loan notes during 2004 and 2005.

Tax on loss on ordinary activities

COLT had no taxable profits in the quarter or year nor in 2004. At 31 December 2005, total tax losses carried forward amounted to GBP957.6m (2004 GBP1,050.9m). At 31 December 2005, GBP760.4m (2004 GBP858.1m) of these losses are not time limited and GBP197.2m (2004 GBP192.8m) are time limited. The majority of the time limited losses must be utilised by 31 December 2009. All losses must be utilised in the country in which they arose. They remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.

Cash flow

Net movement in cash and cash equivalents for the quarter was an outflow of GBP114.8m (Q3 2005: inflow of GBP1.1m; Q4 2004: outflow of GBP348.8m). There was a free cash inflow of GBP7.3m (Q3 2005: GBP25.3m; Q4 2004: outflow of GBP26.8m).

Net movement in cash and cash equivalents for the year was an outflow of GBP220.0m (2004: outflow of GBP344.2m). There was a free cash inflow of GBP7.0m (2004: outflow of GBP9.5m).

During the year all of the outstanding 10.125% Senior Notes due 2007 and the 8.875% Senior Notes due 2007 were redeemed at par for GBP80.9m and all of the 2% Senior Convertible Notes due 2006 were redeemed early for GBP132.7m. In addition, some of the 2% Senior Convertible Notes due 2007 were redeemed early for GBP24.7m.

COLT had balances of cash and cash equivalents at 31 December 2005 of GBP225.3m compared with GBP452.7m at 31 December 2004. The decreases are primarily as a result of bond redemptions.

Restatement

As detailed in COLT's announcement of 14 February 2006, the International Accounting Standards Board has clarified the accounting treatment of foreign currency convertible debt which had the effect of revising the interpretation of IFRS in this area. Interest paid, profit on repurchase of debt, the carrying value of debt and other reserves in the comparative periods have therefore been restated. The financial information for 2005 is presented under the new interpretation.


                             Financial Information

                         Consolidated income statement

                                    Three months ended 31 December
                              2005          2005               2005       2004
                Before exceptional   Exceptional  After exceptional  (restated)
                             items         items              items
                              GBPm          GBPm               GBPm       GBPm

Revenue                      309.9            --              309.9      308.3

Cost of sales
Interconnect
and network                 (197.4)           --             (197.4)    (202.8)
Network
depreciation                 (49.8)       (229.7)            (279.5)     (52.8)
                            (247.2)       (229.7)            (476.9)    (255.6)

Gross profit
(loss)                        62.7        (229.7)            (167.0)      52.7

Operating
expenses
Selling,
general and
administrative               (62.9)           --              (62.9)     (70.1)
Other
depreciation                  (9.2)        (17.5)             (26.7)      (7.9)
                             (72.1)        (17.5)             (89.6)     (78.0)

Operating loss                (9.4)       (247.2)            (256.6)     (25.3)

Other income
(expense)
Interest
receivable                     2.5            --                2.5        4.3
Interest
payable and
similar
charges                      (10.4)           --              (10.4)     (15.3)
Profit on
repurchase of
debt                           0.3            --                0.3         --
Exchange loss                 (0.1)           --               (0.1)      (0.2)
                              (7.7)           --               (7.7)     (11.2)

Loss on
ordinary
activities
before
taxation                     (17.1)       (247.2)            (264.3)     (36.5)
Taxation                        --            --                 --         --
Loss for
period                       (17.1)       (247.2)            (264.3)     (36.5)
Basic and
diluted loss
per share                 GBP(0.01)     GBP(0.16)          GBP(0.17)  GBP(0.02)

All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to this financial information.



                             Financial Information

                         Consolidated income statement

                                  Twelve months ended 31 December
                              2005          2005               2005       2004
                Before exceptional   Exceptional  After exceptional  (restated)
                             items         items              items
                              GBPm          GBPm               GBPm       GBPm

Revenue                    1,245.5            --            1,245.5    1,218.6

Cost of sales
Interconnect
and network                 (814.2)           --             (814.2)    (813.7)
Network
depreciation                (195.2)       (229.7)            (424.9)    (192.0)
                          (1,009.4)       (229.7)          (1,239.1)  (1,005.7)

Gross profit
(loss)                       236.1        (229.7)               6.4      212.9

Operating
expenses
Selling,
general and
administrative              (257.9)           --             (257.9)    (248.7)
Other
depreciation                 (32.3)        (17.5)             (49.8)     (28.5)
                            (290.2)        (17.5)            (307.7)    (277.2)

Operating loss               (54.1)       (247.2)            (301.3)     (64.3)

Other income
(expense)
Interest
receivable                    11.6            --               11.6       21.0
Interest
payable and
similar
charges                      (46.2)           --              (46.2)     (66.8)
Profit on
repurchase of
debt                           0.3            --                0.3        0.2
Exchange loss                 (0.3)           --               (0.3)        --
                             (34.6)           --              (34.6)     (45.6)

Loss on
ordinary
activities
before
taxation                     (88.7)       (247.2)            (335.9)    (109.9)
Taxation                        --            --                 --         --
Loss for
period                       (88.7)       (247.2)            (335.9)    (109.9)
Basic and
diluted loss
per share                 GBP(0.06)     GBP(0.16)          GBP(0.22)  GBP(0.07)

All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to this financial information.



                             Financial Information

      Consolidated reconciliation of changes in equity shareholders' funds

                                  Three months ended 31  Twelve months ended 31
                                        December                December
                                   2005        2004        2005        2004
                                         (restated)              (restated)
                                   GBPm        GBPm        GBPm        GBPm

Loss for period                 (264.3)      (36.5)     (335.9)     (109.9)
Issue of share capital             0.3          --         1.0         0.6
Shares to be issued under
share option plans                 0.7         0.5         2.7         2.1
Revaluation of warrants             --         0.3        (0.1)       (0.7)
Grant of shares from Group
Quest                               --         0.1          --         0.1
Exchange differences               1.5        11.1        (9.6)       (0.8)
Net changes in equity
shareholders' funds             (261.8)      (24.5)     (341.9)     (108.6)
Opening equity
shareholders' funds              601.7       706.3       681.8       790.4
Closing equity
shareholders' funds              339.9       681.8       339.9       681.8




                             Financial Information

                           Consolidated balance sheet

                                                       At 31             At 31
                                               December 2005     December 2004
                                                                    (restated)
                                                        GBPm              GBPm
ASSETS
Non-current assets
Intangible assets                                       38.9              65.8
Property, plant and equipment                          834.2           1,197.0
Total non-current assets                               873.1           1,262.8

Current assets
Trade receivables                                      184.8             199.1
Prepaid expenses and other debtors                      53.7              48.5
Cash and cash equivalents                              225.3             452.7
Total current assets                                   463.8             700.3

Total assets                                         1,336.9           1,963.1

EQUITY
Capital and reserves
Share capital                                        2,355.7           2,354.4
Other reserves                                          23.7              31.0
Retained earnings                                   (2,039.5)         (1,703.6)
Total equity                                           339.9             681.8

LIABILITIES
Non-current liabilities
Convertible debt                                       224.0             382.3
Non-convertible debt                                   351.8             363.4
Provisions for liabilities and charges                  35.7              48.7
Total non-current liabilities                          611.5             794.4

Current liabilities
Non-convertible debt                                      --              81.7
Loan finance                                            10.3                --
Trade and other payables                               375.2             405.2
Total current liabilities                              385.5             486.9

Total liabilities                                      997.0           1,281.3

Total equity and liabilities                         1,336.9           1,963.1




                             Financial Information

                        Consolidated cash flow statement

                            Three months ended 31         Twelve months ended 31
                                  December                      December
                             2005           2004           2005           2004
                             GBPm           GBPm           GBPm           GBPm
Net cash
generated from
operations                   47.0           16.3          156.2          140.6

Cash flows from
investing
activities:
Purchase of
non-current
assets                      (34.5)         (36.1)        (126.3)        (129.4)
Proceeds from
the disposal
of non-current
assets                        0.4            0.8            1.4            4.7
Net cash used
in investing
activities                  (34.1)         (35.3)        (124.9)        (124.7)

Cash flows from
financing
activities:
Interest paid,
finance costs
and similar
charges                      (8.1)         (12.4)         (35.5)         (45.9)
Interest
received                      2.5            4.6           11.2           20.5
Issue of
ordinary
shares                        0.3             --            1.0            0.6
Loan finance                 10.3             --           10.3             --
Redemption of
debt                       (132.7)        (322.0)        (238.3)        (335.3)
Net cash used
in financing
activities                 (127.7)        (329.8)        (251.3)        (360.1)

Net movement
in cash and
cash
equivalents                (114.8)        (348.8)        (220.0)        (344.2)
Cash and cash
equivalents at
beginning of
period                      339.6          791.4          452.7          802.4
Effect of
exchange rate
changes on
cash and cash
equivalents                   0.5           10.1           (7.4)          (5.5)
Cash and cash
equivalents at
end of period               225.3          452.7          225.3          452.7




                       Notes to the Financial Information

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or "the Company"), together with its subsidiaries, is referred to as "the Group". Consolidated financial information has been presented for the Group for the three and twelve months ended 31 December 2005.

The financial information for the twelve months ended 31 December 2004 and 2005 and at 31 December 2004 and 2005 has been extracted from the Group's 2005 audited financial statements. The auditors have made a report on the Group's financial statements for the year ended 31 December 2005 under Section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act and is unqualified. The statutory accounts for the twelve months ended 31 December 2004 prepared under UK GAAP have been filed and the statutory accounts for the twelve months ended 31 December 2005 will be filed with the Registrar of Companies.

The financial information for the three months ended 31 December 2005 is unaudited and does not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985.

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations as adopted by the EU that had been published by 31 December 2004 and apply to accounting periods beginning on or after 1 January 2005. The standards used are those endorsed by the EU together with those standards and interpretations that have been issued by the IASB but had not been endorsed by the EU by 31 December 2005. The 2004 comparative information has, as permitted by IFRS 1, been prepared taking advantage of the following transitional exemptions:

(i) Business combinations prior to the transition date of 1 January 2004 have not been restated.
(ii) The Company has elected to only adopt recognition and measurement criteria requirements to share based payments granted after 7 November 2002 that had not vested by 1 January 2005.
(iii) The Company has reset the cumulative translation differences for all foreign operations to GBPnil as at 1 January 2004.

The Company has elected to comply with IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2004.

Accounting policies and presentation applied are therefore not consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2004 due to the transition from UK GAAP to IFRS.

As detailed in COLT's announcement of 14 February 2006, the International Accounting Standards Board has clarified the accounting treatment of foreign currency convertible debt which had the effect of revising the interpretation of IFRS in this area. Interest paid, profit on repurchase of debt, the carrying value of debt and other reserves in the comparative periods have therefore been restated. The financial information for 2005 is presented under the new interpretation.

                       Notes to the Financial Information

2. Segmental information

The Group operates in a single business segment, telecommunications, and in the geographical areas shown below.

The reported segments are Germany, Strategic Markets, UK and France. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

Switched revenue comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched revenue includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in a digital form (IP Voice).

For the three months ended 31 December 2005, 30 September 2005 and 31 December 2004, revenue and result by segment were as follows:

                                   Three months ended 31 December 2005
                         Germany   Strategic Markets      UK   France    Total
                            GBPm                GBPm    GBPm     GBPm     GBPm
Carrier                     26.3                21.9    10.3      5.9     64.4
Non-carrier                 55.8                28.4    20.3     17.0    121.5
Total switched              82.1                50.3    30.6     22.9    185.9
Non-switched                33.6                42.4    29.7     18.1    123.8
Other                         --                 0.2      --       --      0.2
Revenue by segment         115.7                92.9    60.3     41.0    309.9
Operating result by
segment before
exceptional items           (6.3)               (2.6)   (2.0)     1.5     (9.4)
Exceptional items             --               (99.9)  (46.8)  (100.5)  (247.2)
Operating result by
segment after
exceptional items           (6.3)             (102.5)  (48.8)   (99.0)  (256.6)


                                    Three months ended 30 September 2005
                          Germany    Strategic Markets     UK   France   Total
                             GBPm                 GBPm   GBPm     GBPm    GBPm
Carrier                      28.4                 24.9    7.8      5.2    66.3
Non-carrier                  57.3                 28.4   20.2     15.8   121.7
Total switched               85.7                 53.3   28.0     21.0   188.0
Non-switched                 34.5                 40.6   30.6     17.6   123.3
Other                          --                  0.5     --       --     0.5
Revenue by segment          120.2                 94.4   58.6     38.6   311.8
Operating result by
segment                      (4.4)                (3.1)  (1.5)    (0.7)   (9.7)


                                    Three months ended 31 December 2004
                          Germany    Strategic Markets     UK   France   Total
                             GBPm                 GBPm   GBPm     GBPm    GBPm
Carrier                      29.5                 23.2    7.3      3.9    63.9
Non-carrier                  60.2                 25.7   21.1     16.3   123.3
Total switched               89.7                 48.9   28.4     20.2   187.2
Non-switched                 34.5                 39.5   28.1     18.5   120.6
Other                         0.2                  0.3     --       --     0.5
Revenue by segment          124.4                 88.7   56.5     38.7   308.3
Operating result by
segment                      (7.4)                (8.1)  (6.9)    (2.9)  (25.3)



                       Notes to the Financial Information

2. Segmental information (continued)

For the year ended 31 December 2005 and 31 December 2004, revenue and result by segment was as follows:
                                       Year ended 31 December 2005
                        Germany   Strategic Markets      UK   France     Total
                           GBPm                GBPm    GBPm     GBPm      GBPm
Carrier                   106.8                98.8    34.8     21.2     261.6
Non-carrier               229.4               111.9    84.8     66.8     492.9
Total switched            336.2               210.7   119.6     88.0     754.5
Non-switched              136.0               162.9   119.6     71.2     489.7
Other                        --                 1.3      --       --       1.3
Revenue by segment        472.2               374.9   239.2    159.2   1,245.5
Operating result by
segment before
exceptional items         (21.2)              (12.8)  (17.7)    (2.4)    (54.1)
Exceptional items            --               (99.9)  (46.8)  (100.5)   (247.2)
Operating result by
segment after
exceptional items         (21.2)             (112.7)  (64.5)  (102.9)   (301.3)


                                       Year ended 31 December 2004
                        Germany   Strategic Markets      UK   France     Total
                           GBPm                GBPm    GBPm     GBPm      GBPm
Carrier                   121.7               100.0    30.3     12.1     264.1
Non-carrier               219.6                96.3   103.0     64.1     483.0
Total switched            341.3               196.3   133.3     76.2     747.1
Non-switched              132.3               152.6   113.3     70.3     468.5
Other                       1.3                 1.6     0.1       --       3.0
Revenue by segment        474.9               350.5   246.7    146.5   1,218.6
Operating result by
segment                   (23.0)              (19.7)  (18.5)    (3.1)    (64.3)

In addition, for the three months ended 31 December 2005, 30 September 2005 and 31 December 2004, revenue by customer type is presented below. Corporate revenue includes services to corporate and government accounts. Wholesale revenue includes services to other telecommunications carriers, resellers and internet service providers.

                                     Three months ended 31 December 2005
                                 Corporate             Wholesale         Total
                                      GBPm                  GBPm          GBPm
Carrier                                 --                  64.4          64.4
Non-carrier                           79.0                  42.5         121.5
Total switched                        79.0                 106.9         185.9
Non-switched                          98.4                  25.4         123.8
Other                                  0.2                    --           0.2
Revenue                              177.6                 132.3         309.9



                       Notes to the Financial Information

2. Segmental information (continued)

                                     Three months ended 30 September 2005
                                 Corporate             Wholesale         Total
                                      GBPm                  GBPm          GBPm
Carrier                                 --                  66.3          66.3
Non-carrier                           79.3                  42.4         121.7
Total switched                        79.3                 108.7         188.0
Non-switched                          99.6                  23.7         123.3
Other                                  0.4                   0.1           0.5
Revenue                              179.3                 132.5         311.8


                                      Three months ended 31 December 2004
                                  Corporate            Wholesale         Total
                                      GBPm                  GBPm          GBPm
Carrier                                  --                 63.9          63.9
Non-carrier                            85.2                 38.1         123.3
Total switched                         85.2                102.0         187.2
Non-switched                           94.5                 26.1         120.6
Other                                   0.5                   --           0.5
Revenue                               180.2                128.1         308.3

For the year ended 31 December 2005 and 31 December 2004, revenue by customer type was as follows:

                                          Year ended 31 December 2005
                                Corporate           Wholesale            Total
                                     GBPm                GBPm             GBPm
Carrier                                --               261.6            261.6
Non-carrier                         325.6               167.3            492.9
Total switched                      325.6               428.9            754.5
Non-switched                        390.7                99.0            489.7
Other                                 1.1                 0.2              1.3
Revenue                             717.4               528.1          1,245.5


                                          Year ended 31 December 2004
                                Corporate           Wholesale            Total
                                     GBPm                GBPm             GBPm
Carrier                                --               264.1            264.1
Non-carrier                         336.1               146.9            483.0
Total switched                      336.1               411.0            747.1
Non-switched                        363.0               105.5            468.5
Other                                 2.9                 0.1              3.0
Revenue                             702.0               516.6          1,218.6



                       Notes to the Financial Information

2. Segmental information (continued)

Revenue for the three months ended 31 December 2005, compared to the three months ended 30 September 2005 and 31 December 2004 and after excluding the impact of foreign exchange, is shown below:

                   Q4       Q4      Compared to Q3       Q4     Compared to Q4
                 2005     2005       2005 % Growth     2005     2004 % Growth
                 GBPm     GBPm                         GBPm
               Actual Adjusted    Actual  Adjusted Adjusted   Actual   Adjusted
                           (1)                 (1)      (2)                 (2)
Corporate
Switched         79.0     79.5     (0.4)      0.3     80.6     (7.3)     (5.4)
Non-switched     98.4     98.8     (1.2)     (0.8)   100.2      4.1       6.0
Other             0.2      0.2      n/a       n/a      0.2      n/a       n/a
Total           177.6    178.5     (0.9)     (0.4)   181.0     (1.4)      0.4

Wholesale
Carrier          64.4     64.6     (2.9)     (2.6)    65.6      0.8       2.7
Non-carrier      42.5     42.7      0.2       0.7     43.3     11.5      13.6
Total switched  106.9    107.3     (1.7)     (1.3)   108.9      4.8       6.8
Non-switched     25.4     25.4      7.1       7.2     25.8     (2.7)     (1.1)
Total           132.3    132.7     (0.2)      0.2    134.7      3.3       5.2

Total
Carrier          64.4     64.6     (2.9)     (2.6)    65.6      0.8       2.7
Non-carrier     121.5    122.2     (0.2)      0.4    123.9     (1.5)      0.5
Total switched  185.9    186.8     (1.1)     (0.6)   189.5     (0.7)      1.2
Non-switched    123.8    124.2      0.4       0.7    126.0      2.7       4.5
Other             0.2      0.2      n/a       n/a      0.2      n/a       n/a
Total           309.9    311.2     (0.6)     (0.2)   315.7      0.5       2.4

(1) Q4 2005 revenue has been restated using Q3 2005 exchange rates, and compared to revenue which was reported in Q3 2005
(2) Q4 2005 revenue has been restated using Q4 2004 exchange rates, and compared to revenue which was reported in Q4 2004



                       Notes to the Financial Information

3. Loss per share

                            Three months ended            Twelve months ended
                               31 December                   31 December
                             2005       2004             2005             2004

Loss for period (GBPm)     (264.3)     (36.5)          (335.9)          (109.9)
Weighted average number
of ordinary shares (m)    1,512.5    1,511.1          1,511.8          1,510.9
Basic and diluted loss
per share                GBP(0.17)  GBP(0.02)        GBP(0.22)        GBP(0.07)


4. Exceptional item - Impairment

During 2005, in accordance with IAS 36 "Impairment of Assets", we reviewed the book value of our fixed asset base against the future cash flows that we expect those assets to earn. We have therefore determined that an impairment charge of GBP247.2m is required.

The impairment charge has been shown as an exceptional item in the income statement, allocated between network depreciation (GBP229.7m) and other depreciation (GBP17.5m). The charge has arisen across COLT, with a charge of GBPnil in Germany, GBP99.9m in Strategic Markets, GBP46.8m in the UK and GBP100.5m in France.

The impairment charge was arrived at by looking at each operating country as a separate cash generating unit. The recoverable value of each country's net assets, which is also considered to be its value in use, was computed as the present value of forecast future pre tax cash flows discounted at 13.7%. This discount rate is consistent with the rate which we used in our last impairment review. The impairment charge is the difference between the recoverable value and the book value of the assets in each country.



                       Notes to the Financial Information

5. Reconciliation of net loss to cash generated from operations

                                       Three months ended    Twelve months ended
                                          31 December           31 December
                                       2005         2004       2005       2004
                                       GBPm         GBPm       GBPm       GBPm
Loss for the period                  (264.3)       (36.5)    (335.9)    (109.9)
Exchange differences                    0.1          0.2        0.3         --
Interest payable and similar
charges                                10.4         15.3       46.2       66.8
Interest receivable                    (2.5)        (4.3)     (11.6)     (21.0)
Profit on repurchase of debt           (0.3)          --       (0.3)      (0.2)
Depreciation and impairment           306.2         60.7      474.7      220.5
Share option charge                     0.7          0.5        2.7        2.1
Movement in receivables                18.9         (0.6)       2.0       20.9
Movement in payables                  (19.9)       (14.7)      (8.1)     (21.5)
Movement in provisions                 (2.2)        (4.1)     (13.5)     (16.9)
Exchange differences                   (0.1)        (0.2)      (0.3)      (0.2)
Net cash generated from operations     47.0         16.3      156.2      140.6

6. EBITDA reconciliation

                                      Three months ended     Twelve months ended
                                         31 December            31 December
                                     2005           2004       2005       2004
                                     GBPm           GBPm       GBPm       GBPm
Net cash generated from operations   47.0           16.3      156.2      140.6
Movement in receivables             (18.9)           0.6       (2.0)     (20.9)
Movement in payables                 19.9           14.7        8.1       21.5
Movement in provisions                2.2            4.1       13.5       16.9
Exchange differences                  0.1            0.2        0.3        0.2
Share option charge                  (0.7)          (0.5)      (2.7)      (2.1)
EBITDA                               49.6           35.4      173.4      156.2

7. Free cash flow reconciliation

                        Three months ended 31          Twelve months ended 31
                             December                         December
                       2005            2004             2005             2004
                       GBPm            GBPm             GBPm             GBPm
EBITDA                 49.6            35.4            173.4            156.2
Movement in
receivables            18.9            (0.6)             2.0             20.9
Movement in
payables              (19.9)          (14.7)            (8.1)           (21.5)
Movement in
provisions             (2.2)           (4.1)           (13.5)           (16.9)
Exchange
differences            (0.1)           (0.2)            (0.3)            (0.2)
Share option
charge                  0.7             0.5              2.7              2.1
Interest               (8.1)          (12.4)           (35.5)           (45.9)
paid
Interest
received                2.5             4.6             11.2             20.5
Net cash used
in investing
activities            (34.1)          (35.3)          (124.9)          (124.7)
Free cash
inflow
(outflow)               7.3           (26.8)             7.0             (9.5)



                       Notes to the Financial Information

                             Additional Information

                              Operating statistics

                                                               Growth   Growth
                                                              Q4 05 -  Q4 05 -
                            Q4 05     Q3 05           Q4 04     Q3 05    Q4 04

Customers (at end of quarter)
Germany                     7,741     7,749           7,649       --        1%
Strategic Markets           9,295     8,872           8,199        5%      13%
UK                          2,850     2,836           2,778       --        3%
France                      2,935     2,990           3,097       (2%)     (5%)
                           22,821    22,447          21,723        2%       5%

Customers (at end of quarter)
Corporate                  21,615    21,208          20,523        2%       5%
Wholesale                   1,206     1,239           1,200       (3%)      1%
                           22,821    22,447          21,723        2%       5%

Switched Minutes (m) (for quarter)
Germany                     3,773     3,377           3,587       12%       5%
Strategic Markets           1,508     1,448           1,222        4%      23%
UK                          1,036       991             933        5%      11%
France                      1,041       967             855        8%      22%
                            7,358     6,783           6,597        8%      12%

Private Wire VGEs (000) (at end of quarter)
Germany                    13,920    13,860          12,201       --       14%
Strategic Markets          13,543    12,184          10,299       11%      31%
UK                         13,607    12,257          10,249       11%      33%
France                      5,829     5,248           3,615       11%      61%
                           46,899    43,549          36,364        8%      29%

Headcount (at end of quarter)
Germany                       899       921           1,034       (2%)    (13%)
Strategic Markets           1,028     1,040           1,093       (1%)     (6%)
UK                          1,015     1,065           1,122       (5%)    (10%)
France                        384       396             419       (3%)     (8%)
India                         545       455             201       20%     171%
                            3,871     3,877           3,869       --       --

Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland. Customers represent the number of customers who purchase network and data solutions products. VGEs are the comparable number of voice circuits, of 64 kilobytes per second, each approximately equivalent in capacity to the non-switched circuit being measured. Headcount comprises active employees excluding temporary and contract workers.

Certain comparative figures for customer numbers for Germany and Strategic Markets have been restated due to changes in customer classifications.

Advertisement

This press announcement is not a prospectus. It is an advertisement for the purposes of PR 3.3.2R of the Prospectus Rules made by the UK Listing Authority. No person should subscribe for or purchase any shares referred to in this press announcement except on the basis of information set out in the Prospectus that will be published as described below.

A prospectus will be published in connection with the proposed admission of ordinary shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities as part of the proposed equity fundraising (the "Prospectus"). Following publication of the Prospectus, a copy will be available for viewing only during normal business hours, free of charge, at The Document Viewing Facility, The Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS. Copies will be available for collection, free of charge during normal business hours, from the registered office of the proposed new holding company and the Prospectus will be available in electronic form on the website of the proposed new holding company.


Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the Group's ability to manage its growth, (iii) the nature of the competition that the Group will encounter and (iv) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:


COLT Telecom Group plc

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314

Registered in England No : 03232904





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 23 February 2006                        COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary